SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Stanley Furniture Company, Inc.

(Name of Issuer)

Common Stock, Par Value $0.02 Per Share

(Title of Class of Securities)

854305208

(CUSIP Number)

Justyn R. Putnam

Managing Member

TALANTA Investment Group, LLC

401 N. Tryon Street, 10th Floor

Charlotte, NC 28202

(704) 904-1450

with a copy to

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 30, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

__________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 854305208	13D	Page 2

1	NAMES OF REPORTING PERSONS TALANTA INVESTMENT GROUP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 740,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 740,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 854305208	13D	Page 3

1	NAMES OF REPORTING PERSONS TALANTA FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 740,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 740,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 740,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 854305208	13D	Page 4

1	NAMES OF REPORTING PERSONS JUSTYN R. PUTNAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,098*
	8	SHARED VOTING POWER 740,896
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 740,896

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,994*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

____________

*Includes 6,098 restricted shares granted as director compensation. These shares vest on the day before the Company’s annual meeting at which directors are elected in 2019.

CUSIP NO. 854305208	13D	Page 5

Item 1. Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.02 per share (the “Common Stock”), of Stanley Furniture Company, Inc., a Delaware corporation (the “Company”). The Company reports that its principal executive offices are located at 200 North Hamilton Street, No. 200, High Point, North Carolina 27260. The Reporting Persons have previously filed a Statement of Beneficial Ownership on Schedule 13D regarding the Company together with various entities under management by Hale Partnership Capital Management, LLC, which was filed on December 22, 2014 and was last amended by Amendment No. 8 on March 2, 2016.

Item 2. Identity and Background.

This Statement is filed by (i) TALANTA Investment Group, LLC, a Delaware limited liability company (the “GP”), (ii) TALANTA Fund, L.P., a Delaware limited partnership (the “Fund”), and (iii) Justyn R. Putnam (“Mr. Putnam”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The principal business address of each of the GP, the Fund and Mr. Putnam is 401 N. Tryon Street, 10th Floor, Charlotte, North Carolina 28202.

The principal business of the Fund is serving as a private investment fund. The principal business of the GP is to serve as a general partner of the Fund. Mr. Putnam’s principal occupation is serving as an investment manager and the managing member of the GP. Mr. Putnam is a U.S. citizen.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Person or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The total cost for purchasing the Common Stock reported as owned by the Reporting Person, including brokerage commissions, was approximately $2,033,775 (excluding brokerage commissions and transaction costs). The source of these funds was working capital of the Fund.

Item 4. Purpose of Transaction.

As previously disclosed, on January 7, 2016, the Reporting Persons, Hale Partnership Capital Management, LLC, Hale Partnership Capital Advisors, LLC, Hale Partnership Fund, LP, MGEN II – Hale Fund, LP, and Steven A. Hale II (the “Hale Funds”) and Jeffrey S. Gilliam entered into an agreement with the Company (the “2016 Agreement”), pursuant to which the Company appointed Mr. Putnam to the Board of Directors of the Company (the “Board”) and each of its committees, effective immediately, for a term expiring at the Company’s 2016 Annual Stockholders Meeting (the “2016 Annual Meeting”), and the Reporting Persons and the Hale Funds withdrew their nominations of two candidates for election to the Board at the 2016 Annual Meeting. With the addition of Mr. Putnam, the Board was expanded to seven directors. Pursuant to the agreement, the Board also nominated Mr. Putnam for election by the stockholders at the 2016 Annual Meeting for a term that will expire at the Company’s 2019 Annual Meeting of Stockholders (the “2019 Annual Meeting”). The Board approved reducing the Board back to six directors effective at the 2016 Annual Meeting when the term of another director expired.

CUSIP NO. 854305208	13D	Page 6

In addition, pursuant to the 2016 Agreement, the Company agreed to form a special committee consisting of John D. Lapey, Michael P. Haley, Justyn Putnam and Jeffrey S. Gilliam, who was appointed to the Board pursuant to a prior agreement, with Mr. Putnam as chairman, which committee was agreed to be authorized and directed to consider potential strategic and capital allocation opportunities that may be available to the Company, including potential acquisition transactions to enhance product offerings and expand distribution channels, leveraging on the strength of the Company’s balance sheet including its net operating loss carry-forwards.

In the event that the Company did not achieve certain financial results for the fiscal year ended December 31, 2015, as reported in its Annual Report on Form 10-K for fiscal 2016, then the Company agreed to promptly after the filing of such Form 10-K with the Securities and Exchange Commission, but not later than March 31, 2017, expand the size of the Board by one member with a term expiring at the 2019 Annual Meeting, with the Reporting Persons and the Hale Funds having the right to recommend an additional, independent director for consideration and appointment by the Board.

On January 30, 2017, in connection with Mr. Hale’s appointment to the Board, the 2016 Agreement was amended by Amendment No. 1 (the “Amendment”) to eliminate the provision of the 2016 Agreement which provided for the Board to be expanded to seven and permitted the Reporting Persons and the Hale Funds to recommend a person for consideration and appointment as an additional director after the filing of the Company’s Annual Report on Form 10-K for 2016 in the event of certain financial results.

The 2016 Agreement and the Amendment are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are hereby incorporated herein by reference. The foregoing descriptions are not complete and are qualified in their entirety by reference to the full text of the agreements.

The Reporting Persons have previously filed Statements of Beneficial Ownership on Schedule 13D jointly with the Hale Funds as a group. The Reporting persons believe that, as of the date hereof, they no longer constitute a group with the Hale Funds within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

The Reporting Persons acquired the shares of Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth in this Statement or as may be proposed by Mr. Putnam in his capacity as a director of the Company or by the Board with Mr. Putnam’s participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP NO. 854305208	13D	Page 7

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Persons beneficially own in the aggregate 746,994 shares of Common Stock, which represents approximately 5.1% of the Company’s outstanding shares of Common Stock.

The Fund directly holds the number and percentage of shares of Common Stock disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Mr. Putnam directly holds 6,098 restricted shares granted to him as director compensation on May 19, 2016. These shares vest on the day before the Company’s annual meeting at which directors are elected in 2019. None of the other Reporting Persons directly hold any of the shares of Common Stock disclosed in this Statement.

Each percentage ownership of shares of Common Stock set forth in this Statement is based on 14,732,199 shares of Common Stock reported by the Company as outstanding as of October 21, 2016 in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2016.

The GP, as general partner of the Fund, and Mr. Putnam, as managing member of the GP, may be deemed to have indirect beneficial ownership of the shares of Common Stock beneficially owned by the Fund. The GP and Mr. Putnam disclaim beneficial ownership of such shares for all other purposes.

(b)       The GP, as general partner of the Fund, and Mr. Putnam, as managing member of the GP, may be deemed to have the shared power to direct the voting and disposition of shares of Common Stock beneficially owned by the Fund. Mr. Putnam has sole voting power and, once vested, dispositive power over the restricted shares of Common Stock granted to him as director compensation.

(c)       None.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information required by this Item and set forth in Item 4 above is incorporated herein by reference.

The Reporting Persons have entered into a Joint Filing Agreement, which is included on the signature page to this Statement.

CUSIP NO. 854305208	13D	Page 8

Item 7. Material to Be Filed as Exhibits.

99.1	Agreement, dated January 7, 2016, by and among the Company and the entities and natural persons listed on Exhibit A thereto (filed as Exhibit 99.1 to Amendment No. 6 to the Reporting Person’s and the Hale Funds’ Schedule 13D, filed with the Securities and Exchange Commission on January 13, 2016, and incorporated herein by reference).

99.2	Amendment No. 1, dated as of January 30, 2017, to the Agreement, dated as of January 7, 2016, by and among the Company and the entities and natural persons listed on Exhibit A thereto (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 30, 2017, and incorporated herein by reference).

99.3	Joint Filing Agreement among the Reporting Persons (set forth on the signature page to this Statement and incorporated herein by reference).

CUSIP NO. 854305208	13D	Page 9

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: February 13, 2017

TALANTA INVESTMENT GROUP, LLC

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

TALANTA FUND, L.P.

By:	TALANTA Investment Group, LLC,
its General Partner

By:	/s/ Justyn R. Putnam
Name:	Justyn R. Putnam
Title:	Managing Member

/s/ Justyn R. Putnam
JUSTYN R. PUTNAM